As filed with the Securities and Exchange Commission on February 12, 2019

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Hunter Maritime Acquisition Corp.

(Name of Subject Company (Issuer) and (Name of Filing Person (Issuer))

Class A Common Shares

(Title of Class of Securities)

Y37828111

(CUSIP Number of Class of Securities)

c/o MI Management Company

Trust Company Complex, Suite 206

Ajeltake Road

P.O. Box 3055

Majuro, Marshall Islands

MH96960

011-323-247-59-11

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Gary J. Wolfe, Esq.

Robert E. Lustrin, Esq.

Seward & Kissel LLP

One Battery Park Plaza

New York, New York 10004

CALCULATION OF FILING FEE

Transaction Value: $22,204,857*	Amount of Filing Fee: $2,691.29**

* Estimated for purposes of calculating the amount of the filing fee only. The transaction value assumes the purchase of a total of 2,173,750 outstanding Class A common shares of Hunter Maritime Acquisition Corp., par value $0.0001 per share, at the tender offer price of $10.215 per share.

**The amount of the filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $121.20 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates
☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4

☐	Going-private transaction subject to Rule 13e-4

☐	Amendment to Schedule 13D under Rule 13d-2

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer.

SCHEDULE TO

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Hunter Maritime Acquisition Corp., a Marshall Islands corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 2,173,750 of its Class A common shares, par value $0.0001 per share (“Class A common shares”), at a price of $10.215 per share, net to the seller in cash for an aggregate purchase price of up to $22,204,856.25. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated February 12, 2019 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Questions and Answers About the Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the issuer is Hunter Maritime Acquisition Corp. The Company is incorporated under the laws of the Republic of the Marshall Islands. The Company’s address is c/o MI Management Company, Trust Company Complex, Suite 206, Ajeltake Road, P.O. Box 3055, Majuro, Marshall Islands MH96960. The Company has offices at De Gerlachekaai 20, BE 2000 Antwerp, Belgium; telephone: 011-323-247-59-11.

(b) Securities.

This Schedule TO relates to the Company’s Class A common shares,  par value $0.0001 per share.  As of February 12, 2019, the date of commencement of the tender offer, the Company had 2,173,750 Class A common Shares issued and outstanding.

(c) Trading Market and Price.

The information set forth in the section of the Offer to Purchase titled “Price Range of Securities and Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth in the following table:

Name	Position
Marc Saverys	Chairman of the Board of Directors, Class III Director
Alexander Saverys	Chief Executive Officer and Class III Director
Ludovic Saverys	Chief Financial Officer and Class II Director
Benoit Timmermans	Chief Commercial Officer and Class II Director
Thomas Rehder	Class I Director
Philip Shapiro	Class I Director

The address and telephone number of each director and executive officer of the Company is: c/o MI Management Company, Trust Company Complex, Suite 206, Ajeltake Road, P.O. Box 3055, Majuro, Marshall Islands MH96960.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term,” “Questions and Answers About the Offer” and “The Offer—General Terms” is incorporated herein by reference.

(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers” and “The Offer—Purchase Price” is incorporated herein by reference.

(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers” and “ The Offer—Scheduled Expiration of the Offer” is incorporated herein by reference.

(1)(iv) Not applicable.

(1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers” and “The Offer—Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(1)(vi) The information set forth in the sections of the Offer to Purchase titled “Questions and Answers” and “The Offer—Procedures for Tendering Class A common shares—Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers,” “The Offer—Procedures for Tendering Class A common shares” is incorporated herein by reference.

(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Questions and Answers” and “The Offer—Purchase of Class A common shares and Payment of Purchase Price” is incorporated herein by reference.

(1)(ix) Not applicable.

(1)(x) The information set forth in the sections of the Offer to Purchase titled “Description of Hunter Maritime’s Securities and Material Differences in the Rights of Shareholders Following the Business Combination” is incorporated herein by reference.

(1)(xi) The information set forth in the section of the Offer to Purchase titled “The Business Combination—Anticipated Accounting Treatment.”

(1)(xii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” Questions and Answers About the Offer” and “The Offer—Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(2)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” “Questions and Answers About the Offer,” “The Business Combination,” and “The Merger Agreement” is incorporated herein by reference.

(2)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” “Questions and Answers About the Offer,” “The Business Combination,” and “The Offer” is incorporated herein by reference.

(2)(iii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” “Questions and Answers About the Offer,” and “The Business Combination” is incorporated herein by reference.

(2)(iv) The information set forth in the sections of the Offer to Purchase titled “The Business Combination—Shareholder Approvals” is incorporated herein by reference.

(2)(v) The information set forth in the sections of the Offer to Purchase titled “Description of Hunter Maritime’s Securities and Material Differences in the Rights of Shareholders Following the Business Combination” is incorporated herein by reference.

(2)(vi) The information set forth in the section of the Offer to Purchase titled “The Business Combination—Anticipated Accounting Treatment.”

(2)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” Questions and Answers About the Offer” and “The Offer—Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(b) Purchases.

The information set forth in the sections of the Offer to Purchase titled “Questions and Answers,” “The Offer—Purpose of the Offer and Acquisition,” “The Offer—Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers,” “Information About the Companies— Hunter Maritime Acquisition Corp.,” Purpose of the Offer; Certain Effects of the Offer,” “The Business Combination—General Description of the Business Combination; Merger Consideration,” and “The Business Combination—Additional Agreements, “The Merger Agreement,” and “Certain Relationships and Related Party Transactions.”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers,” “The Offer—General Terms,” and The Offer—Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the sections of the Offer to Purchase titled “The Offer—Purpose of the Offer; Certain Effects of the Offer,” The Offer—Source and Amount of Funds” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers,” “The Business Combination,” “The Merger Agreement,” “The Offer—Source and Amount of Funds,” and “Management of the Combined Company” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers,” and “The Offer—General Terms, “The Offer—Purchase Price,”
“The Offer—Source and Amount of Funds.”

(b) Conditions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers,” “Risk Factors,” “The Merger Agreement—Conditions to Closing of the Business Combination,” and “The Offer—Conditions of the Offer” is incorporated herein by reference.

 (d) Borrowed funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the sections of the Offer to Purchase titled “Risk Factors,” and “Principal Shareholders”and “Certain Relationships and Related Party Transactions” is incorporated herein by reference.

(b) Securities Transactions.

Neither the Company nor to the Company’s knowledge after reasonable inquiry have any of its officers or directors engaged in any transactions in the Class A common shares required to be disclosed in this Item 8(b).

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The Company has retained Continental Stock Transfer & Trust Company (“CST”) to act as the Depositary and Morrow Sodali LLC to act as Information Agent in connection with the Offer. The Information Agent may contact holders of Class A common shares by mail, facsimile and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and Depositary will receive reasonable and customary compensation for their respective services, will be reimbursed by the Company for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

The information set forth in the section of the Offer to Purchase titled “Questions and Answers,” and “The Offer—Purpose of the Offer; Certain Effects of the Offer” “The Offer—Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) The information set forth in the section of the Offer to Purchase titled “Selected Historical Financial Information of Hunter Maritime,” “Selected Historical Financial Information of NCF,” Selected Unaudited Pro Forma Condensed Combined Financial Information, “Unaudited Condensed Combined Pro Forma Financial Statements” and “Index to Financial Statements” is incorporated herein by reference.

Hunter Maritime Acquisition Corp.’s audited financial statements for the year ended December 31, 2017 and the period from June 24, 2016 (inception) to December 31, 2016 are incorporated herein by reference from its Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

(b) The information set forth in the section of the Offer to Purchase titled “Selected Unaudited Pro Forma Condensed Combined Financial Information,” and “Unaudited Condensed Combined Pro Forma Financial Statements” is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers,” “The Merger Agreement,” “Certain Relationships and Related Party Transactions” and the Letter of Transmittal, a copy of which is filed as Exhibit (a)(l)(B) hereto, is incorporated herein by reference.

(c) Other Material Information.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers,” “Forward-Looking Statements,” “Risk Factors,” “Price Range of Securities and Dividends” and “Where You Can Find More Information” is incorporated herein by reference.

Item 12.	Exhibits

See Exhibit List immediately following the signature page.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUNTER MARITIME ACQUISITION CORP.

/s/ Ludovic Saverys
Name: Ludovic Saverys
Title: Chief Financial Officer

Dated: February 12, 2019

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated February 12, 2019.

(a)(1)(B)*	Letter of Transmittal To Tender Class A Common Shares (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)*	Press release, dated February 12, 2019.

(b)	Not applicable.

(d)(1)	Underwriting Agreement, dated November 18, 2016, by and between the Company and Morgan Stanley & Co. LLC, as representative of the several underwriters (incorporated by reference to Exhibit 1.1 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(2)	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.2 to the Amendment No. 2 to the Registration Statement on Form F-1 of Hunter Maritime Acquisition Corp., filed with the Commission on November 14, 2016.

(d)(3)	Registration Rights Agreement, dated November 18, 2016, by and between the Company and the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(4)	Letter Agreement, dated November 18, 2016, by and among the Company, the Sponsor, Marc Saverys, Alexander Saverys, Ludovic Saverys, Benoit Timmermans and Thomas Rehder (incorporated by reference to Exhibit 10.2 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(5)	Investment Management Trust Agreement, dated November 18, 2016, by and between the Company and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.3 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(6)	Warrant Agreement, dated November 18, 2016, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(7)	Sponsor Warrants Purchase Agreement, dated November 18, 2016, by and between the Company and the Sponsor (incorporated by reference to Exhibit 10.4 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(8)	Agreement and Plan of Merger, dated October 5, 2018, by and among the Company, NCF Wealth Holdings Limited, Zhenxin Zhang, and Hunter Maritime (BVI) Limited, 2018 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by Hunter Maritime Acquisition Corp. on October 5, 2018).

(d)(9)	Securities Purchase Agreement, dated September 27, 2018, by and between Bocimar Hunter NV and CMB NV (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by Hunter Maritime Acquisition Corp. on October 5, 2018).

(d)(10)	Joinder Agreement With Respect to the Letter Agreement, dated September 27, 2018, by and among the Company, Marc Saverys, Alexander Saverys, Ludovic Saverys, Benoit Timmermans and Thomas Rehder, Bocimar Hunter NV and CMB NV (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by Hunter Maritime Acquisition Corp. on October 5, 2018).

(d)(11)	Joinder Agreement With Respect to the Registration Rights Agreement, dated September 27, 2018, by and among the Company, Bocimar Hunter NV and CMB NV (incorporated by reference to Exhibit 99.3 to the Form 6-K filed by Hunter Maritime Acquisition Corp. on October 5, 2018).

(d)(12)	Agreement With Respect to Warrant Agreement, dated September 27, 2018, by and between the Company, CMB NV, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 99.4 to the Form 6-K filed by Hunter Maritime Acquisition Corp. on October 5, 2018).

(d)(13)	Assignment of Registration Rights, dated September 27, 2018, by and between Bocimar Hunter NV and CMB NV (incorporated by reference to Exhibit 99.5 to the Form 6-K filed by Hunter Maritime Acquisition Corp. on October 5, 2018).

(d)(14)	Assignment of Warrants, dated September 27, 2018, by and between Bocimar Hunter NV and CMB NV (incorporated by reference to Exhibit 99.6 to the Form 6-K filed by Hunter Maritime Acquisition Corp. on October 5, 2018).

(g)	Not applicable.

(h)	Not applicable.

* Filed herewith